# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zedge, Inc., CIK 0001667313
CUSIP: 98923T104
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1178 Broadway, 3rd Floor #1450, New York, New York (NY), 10001
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001607914
Persons authorized to receive notices and communications: Michael Jonas, c/o Zedge, Inc., 1178 Broadway, 3rd Floor #1450, New York, New York (NY), 10001, (330) 577-3424

## Reporting persons
- Michael Jonas (CIK 0001607914): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,042,254; shared voting power 0; sole dispositive power 2,042,254; shared dispositive power 0; aggregate amount beneficially owned 2,042,254 (15.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Zedge, Inc.
Address of issuer's principal executive offices: 1178 Broadway, 3rd Floor #1450, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Michael Jonas.
Residence or business address: c/o Zedge, Inc., 1178 Broadway, 3rd Floor #1450, New York, NY 10001
Present principal occupation or employment: Mr. Jonas is Executive Chairman and Chairman of the Board of Directors of the Company.
Criminal convictions in the last five years: During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 7, 2024, Mr. Jonas received 3,654 shares of Class B Common Stock upon the vesting of previously granted deferred stock units.

On September 8, 2025, Mr. Jonas received 4,233 shares of Class B Common Stock upon the vesting of previously granted deferred stock units.

On October 28, 2025, the Company reported in its Annual Report on Form 10-K that, as of October 24, 2025, the Company had 524,775 shares of Class A common stock and 12,479,136 shares of Class B Common Stock outstanding. This reflected a decrease in the total shares of Class B Common Stock outstanding, primarily attributable to purchases of outstanding Class B Common Stock by the Company under a $5 million share repurchase program. As a result of such decrease in the total outstanding shares of Class B Common Stock, Mr. Jonas' percentage of beneficial ownership of the total outstanding shares of Class B Common Stock has increased.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Jonas beneficially owns 2,042,254 shares, which includes (i) 524,775 shares of Class A Common Stock (by virtue of the fact that they are convertible into shares of the Company's Class B Common Stock on a one-for-one basis), and (ii) 1,517,479 shares of Class B Common Stock, including 77,472 unvested restricted shares (of which 38,736 shares are scheduled to vest on each of February 9, 2026 and February 8, 2027).
Number of shares as to which each person has sole or shared power to vote or dispose:
These 2,042,254 shares represent approximately 15.7% of the issued and outstanding shares and 61.2% of the combined voting power of the Company's outstanding capital stock based on 524,775 shares of Class A Common Stock and 12,479,136 shares of Class B Common Stock issued and outstanding as of October 24, 2025, as reported in the Company's most recently filed Annual Report on Form 10-K.

As used herein, the term "beneficially owns" shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
Transactions in the class effected during the past sixty days: Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Michael Jonas: /s/ Joyce J. Mason, Joyce J. Mason, Attorney-in-Fact (10/29/2025)